

September 24, 2014

<u>Via E-mail</u>
Mr. Emilio M. Santandreu
President and Chief Executive Officer
Our Microlending, LLC
1790 SW 22nd Street
Suite 201
Miami, Florida 33145

Re: **Our Microlending, LLC**
Registration Statement on Form 1-A
Filed August 28, 2014
File No. 024-10414

Dear Mr. Santandreu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Eligibility Requirements</u>

1. We note that according to your statements of cash flows during the first six months of 2014, you sold $273,000 in certificates in reliance upon Regulation A and during 2013 you sold $1,074,195 in certificates in reliance upon Regulation A. Accordingly, as we noted in you in comment 3 of our letter to you dated January 27, 2013 regarding your previously qualified Form 1-A (File No. 024-10226) pursuant to Rule 251(b), you are not eligible to use Form 1-A unless you reduce the aggregate offering price of the securities you are offering to reflect all securities sold in reliance on Regulation A within the past 12 months. Note that Instruction I to Form 1-A states that the aggregate offering amount is "strictly limited.

2. We note that the securities will be automatically rolled over into a new security unless the holder notifies you in ten business days before the maturity date. In light of the fact that you are sending notification by first-class mail only fifteen days before the maturity date, it is not clear that an investor will receive the notification in time. In the staffs view, the actual maturity date is unclear since it will automatically renew. Please provide us with your legal analysis of how the rollovers with such limited notice will comply with the federal securities laws.

Failure to File Reports Required Under Rule 257

3. Despite our notice to you in comment 1 of our letter to you dated January 27, 2013 regarding your previously qualified Form 1-A (File No. 024-10226), you have failed to file a Form 2-A every six months after qualification as required by Item 257(a) or a final report as required by Item 257(b). We note you last filed a Form 2-A on April 25, 2013. However, you subsequently filed four amendments to your Form 1-A and continued to sell the securities throughout 2013 and into 2014, as noted above. Please file all required reports as soon and possible.

Website

4. We note you invite investors to call you regarding the certificates. Please state that you will provide each investor with a copy of the Offering Circular prior to accepting orders. Please provide us with any script that your employees use to respond to telephone inquiries. Please revise your description of the Certificate to include the material terms, including the fact the investment in not secured and is subject to automatic rollover. State that you will provide a copy of the certificate to any person that requests one. Please remove from each page your statement that you are "Regulation A SEC qualified."

Offering Circular

Cover Page

5. Please revise the first paragraph and the summary on page 1 to clarify that the certificates are not equity securities but are unsecured debt securities. Please add a statement that the investment securities are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency. In addition, provide this disclosure on your website.

Offering Circular Summary, Our Company, page 1

6. We note your characterization in the first paragraph of your customers as "micro and small business owners and entrepreneurs in South Florida, many of whom are immigrants from Latin American and the Caribbean. Please clarify whether the business owners are legal residents of the United States and whether the businesses operate in the United States or in another country. Please explain the reasons that "traditional sources of financing are largely unavailable to our target clients." Please provide greater detail as to legal status (e.g. incorporated, limited partnership, sole proprietorship) and the stage of development of your business borrowers.

Offering Circular Summary, The Offering page 1

7. Please revise your statements in the Introduction to the Section entitled "The Offering" in the middle of page 1 that "the summary . . . is not intended to be complete" and that "it does not contain all the information that is important to you." Provide a summary of the material terms of the offering.

Risk Factors, page 3

8. As required by Item 3(a) of Form 1-A, please revise your statement in the preamble on the top of page 3 to reflect the requirement in Item 3(a) that the section "summarizes principal factors which make the offering one of high risk or speculative." Revise the substance of your disclosure in the Risk Factors to comply with Item 3(a).

We have experienced operating losses and our liquidity has been reduced, and we could incur losses in the future, page 3

9. Please revise the first sentence of the risk factor to refer to the net income of $324,576 for the six months ended June 30, 2014 and the net loss of $391,407 for the year ended December 31, 2013.

10. Please revise the fourth sentence of the risk factor to refer to page 17 and Note 14 – Operational Considerations.

Risks Relating to our Business, page 5

11. Please revise the caption and the substance of the last risk factor on page 5 relating to the substantial voting control that certain existing owners have to add discussion of

the control that Mr. Santandreu possesses as the beneficial owner of over 47 percent of your stock and as your CEO, President and Managing Member.

Risks Relating to the Certificates, page 7

12. Please consider adding a risk factor addressing the risk that investors may not get their principal back at the end of the initial term if they fail to formally request the principal at least ten days before their maturity date and present their certificate to you because otherwise you retain the right to automatically roll over the debt into a new certificate. Moreover, the interest rate on the new Certificate could be higher or lower than the rate on the initial certificate since it will reset at then current Treasury bill rates.

13. Please revise the caption and the substance of the first risk factor in this section on page 7 regarding your ability to service your obligations to more clearly state that the risk to investors in the Certificates is they may not earn any interest and may lose their entire investment because the certificates are unsecured, you have other senior debt of over $293,000 and other investment certificates previously issued in the principal amount of $1.7 million; and you have suffered losses and expect to continue to experience losses.

14. Please consider adding a risk related to fact that it will be difficult for investors to accurately ascertain the your financial condition because the financial information provided in the Offering Circular was not audited by an independent auditor and that you are not required by federal or state law to provide any further financial or other information to investors in the future. Discuss your voluntarily undertaking to provide annual unaudited financial statements within four month after the close of a fiscal year, but discuss the risk that you may not provide the financial statements and it may be difficult for an investor to enforce this promise.

Principal Stockholders, page 5

15. Please revise this section to disclose which officers own the approximately five percent of the stock not beneficially owned by Mr. Santandreu.

Business page 10
Overview, page 10

16. Please revise the second paragraph to disclose the amount and nature of the funds that you received from the U.S. Treasury and the terms of the award including any obligations, including reporting obligation or limits on your business activities.

17. Please revise the third paragraph to disclose more detail regarding your strategy to "expand our loans and product offerings."   Please revise the fourth paragraph to disclose your plans to "finance our expansion" through offering of debt and equity. Discuss how these financing could affect holders of the certificates you are offering.

History and Evolution
Offices, page 10

18. Please revise the amount of micro loans made from March 2008 through June 30, 2014 to be $9,344,622 consistent with the amount disclosed on page 1 under the title Our Company.

Our Loan Products, page 11

19. We note the title of this section is "Our Loan Products" and that you disclose that your "principal product" is your "Express Loan." Please describe other loan products you offer. According to your website you offer the following types of loans: business loans, secured loans to individuals and equipment leasing.

Loan Portfolio, page 11

20. Please revise the first paragraph to disclose the number and percent of the loans that you disbursed during the various periods to distinguish between loans to new customers from rollover, refinancing or back to back loans to old customers.

21. Please revise the fifth sentence of the second paragraph to refer to an increase of approximately 49.5% as compared to the amount of loans in 2012.

22. Please revise the average amount financed in the six months ended June 30, 2014 and in the years ended December 31, 2012 and December 31, 2011 in the third paragraph to be consistent with the information disclosed on page 12 or advise, as applicable.

23. Please revise the last sentence in the third paragraph to refer to the first six months of 2014.

Interest Payments and Rates, page 12

24. Please revise the second paragraph to disclose each of the "applicable Fees" to which you refer. Revise the last sentence to disclose how you calculate the weighted average rates, including whether or not this includes interest income and fees, as appropriate. Please tell us whether or not all loan fees are recorded as commissions in your financial statements, in addition to quantifying total fee income for the financial statement periods presented.

Credit Evaluation Process, page 13

25. Please revise this section so that it is consistent with the risk factors on page 6. Please make the following changes:
   - revise the third paragraph to discuss the extent to which your borrowers do not have credit reports on them;
   - revise the fourth paragraph to identify to the "public information databases" which you utilize and the type of information you secure; and
   - revise the fifth paragraph to provide more detail as to the collateral you actually have relating to your current loan portfolio. Clarify whether for each of your loans in your loan portfolio you have collateral "equal to 150% of the value of the loan amount." If not, provide an estimate of the amount and percentage of your loan portfolio that is secured by such collateral, distinguishing between loans $10,000 and under and those over $10,000.

Defaults; Collection Activities, page 16

26. Reference is made to the third and fourth paragraphs. Please tell us how you determined the percentage amount of loans that were providing partial payments that were less than the original scheduled monthly payment as of December 31, 2013 and June 30, 2014.

Profitability, page 17

27. Please revise the second paragraph to disclose the "characteristics" of the award and to explain the basis for including the award in your revenues.

28. Reference is made to the second paragraph regarding the $600,000 award received from the CDFI Fund. We note the disclosure appearing in Note 12 – Other Income of the June 30, 2014 financial statements. Please file the agreement signed with the CDFI Fund. Tell us the nature of the award, whether there were any contingencies

attached to the award and how you agreed to use the funds to fund loans. Provide a detailed response as to why you recorded the award as revenue.

29. Please revise the third sentence of the fourth paragraph to refer to the net loan portfolio outstanding of $2,122,014 as of December 31, 2013.

30. Please revise the third sentence of the ninth paragraph to refer to operating expenses of $419,450 for the six months ended June 30, 2014.

31. Please revise the third sentence of the tenth paragraph to refer to net income of $324,576.

32. Please revise the 11th paragraph to reflect the percentage increases/decreases consistent with the information presented.

Description of Certificates, page 22

33. Please revise the introduction to clarify that on request, you will provide a copy of the actual certificate you are offering for sale (not a "proposed form of the certificates").

Management Relationship, Transactions and Remuneration, page 27

34. Please revise the second paragraph on page 27 to clarify whether the principal aggregate amount of debt outstanding to members of Mr. Santandreu's family is $429,292 (as you state in the second line) or $72,672 (as you state in the last line). Please disclose the Annual Percentage Rate ("APR") including non-interest charges and fees.

Exhibits

35. We note that all but one of your exhibits incorporate by reference documents filed with us by paper filing in 2010 and 2011 and therefore are not accessible to investors or us on our EDGAR system.   These documents include the Form of Investment Certificate (Exhibit 3.2) and the Subscription Documents (Exhibit 6.1). Please provide us with copies of each of the exhibits. Please tell us whether the Investment Certificate you will be issuing to investors in this offering is identical to the Form of Investment Certificate that you have incorporated by reference.

36. As required by Part III, Item 11 of Form 1-A, please file with your next amendment the following exhibits:
    - as required by Item 11, the legal opinion;
    - as required by Item 2(6) any material contracts including written agreements you have entered into with the U.S. Treasury regarding its 2013 grant to you of $600,000 and any written agreements with Mr. Santandreu and members of his family regarding capital contributions or loans made to you; and
    - as required by Items 12 and 13 of Form 1-A, sales materials and "Test the Water" materials.

Consolidated Financial Statements

June 30, 2014

Table of Contents

37. Please revise the consolidated statement of operations to be the consolidated statement of income.

Consolidated Balance Sheet, page 1

38. We note the balance of property and equipment in the amount of $48,294 at June 30, 2014. Please revise the consolidated statement of cash flows to reflect the amount of depreciation of $4,851 consistent with the amount disclosed in Note 5 – Property and Equipment. In addition, reflect this amount in the consolidated statement of income.

39. We note the balance of other assets in the amount of $54,610 at June 30, 2014. Please revise Note 6 – Other Assets to reflect the opening balance of $98,027. Revise the consolidated statement of cash flows to reflect the addition of capitalized expenses related to Regulation A in the amount of $4,836 consistent with the amount disclosed in Note 6 – Other Assets and delete the line item (increase) decrease in other current assets of $43,417.

Consolidated Statement of Operations, page 2

40. Please revise the consolidated statement of operations to be the consolidated statement of income and use the term net income rather than net profit.

41. Based on the weighted average interest rate on loans outstanding of 17.95% tell us why interest income is only $66,289 for the six months ended June 30, 2014.

Consolidated Statement of Cash Flows, page 4

42. Please revise the consolidated statement of cash flows to begin with net income (loss).

43. Please revise the consolidated statement of cash flows to use the term net cash provided by (used in) operating activities.

Notes to Consolidated Financial Statements

Note 4 – Loans Receivable, page 10

44. Please tell us how you determined the average balance of loans outstanding of $11,356 at June 30, 2014.

Note 8 – Investment Certificates, page 13

45. It is unclear how you have recorded repayment of borrowings from Regulation A as $253,354 in the statement of cash flows when you state that you have paid down five certificates that matured totaling $257,854. Please advise or revise.

Note 9 – Guaranteed Deposits, page 13

46. It is unclear why you have increased guaranteed deposits by $4,259 when you have labeled this transaction as deposits returned to customer. Please advise or revise.

Note 14 – Operational Considerations, page 14

47. Please revise the first sentence of the first and second paragraphs to refer to net income.

Consolidated Financial Statements

December 31, 2013

Consolidated Balance Sheet, page 1

48. We note the balance of property and equipment in the amount of $53,145 at December 31, 2013. Please revise the consolidated statement of cash flows to reflect the disposal of equipment in the amount of $22,310 consistent with the amount disclosed in Note 5 – Property and Equipment.

49. We note the balance of $247,586 of loans payable at December 31, 2013. Please provide a reconciliation of this amount from December 31, 2012 to December 31, 2013 noting the amounts reflected in the consolidated statements of cash flow.

50. We note the balance of $98,027 of other assets at December 31, 2013. Please revise Note 6 – Other Assets to reflect the opening balance of $133,560 and revise the consolidated statement of cash flows to reflect the changes in other assets.

Consolidated Statement of Operations, page 2

51. Based on the weighted average interest rate on loans outstanding of 17.93% tell us why interest income is only $246,605 for the year ended December 31, 2013.

Notes to Consolidated Financial Statements

Note 4 – Loans Receivable, page 10

52. Please tell us how you determined the average balance of loans outstanding of $9,457 at December 31, 2013.

Mr. Emilio M. Santandreu
Our Microlending, LLC
September 24, 2014
Page 11

53. Please revise the amount of loans past due 31-90 days on page 11 to be $9,593 consistent with the amount presented in the aging table of gross loans.

Note 11 – Interest Income, page 14

54. Please revise the second sentence of the first paragraph to refer to the amount of interest income earned on performing loans as of December 31, 2013 to be $206,451 and revise the first sentence of the second paragraph to refer to the total amount of interest income on performing loans as of December 31, 2013 of $246,605.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Christina Harley at (202) 551-3695 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director